UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Rush Street Interactive, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

233253 103

(CUSIP Number)

Gregory A. Carlin

c/o Neal Gerber & Eisenberg, LLP

2 N. LaSalle Street

Suite 1700

Chicago, IL 60602

(312) 269-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event Which Requires Filing of this Statement)

March 2, 2023

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233253 103	Schedule 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS Gregory A. Carlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,428,041 (1)
	8	SHARED VOTING POWER 258,906 (2)
	9	SOLE DISPOSITIVE POWER 15,428,041 (1)
	10	SHARED DISPOSITIVE POWER 258,906 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,686,947
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.10% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents (i) 1,354,402 shares of Class A Common Stock and 14,073,639 shares of Class V Common Stock held of record by Mr. Carlin; and (ii) 575,090 shares of Class A Common Stock and 4,959,006 shares of Class V Common Stock held of record by the Greg and Marcy Carlin Family Trust for which Mr. Carlin, as a trustee of the Greg and Marcy Carlin Family Trust, may be deemed to be a beneficial owner. On March 2, 2023, Mr. Carlin resigned as trustee of the Carlin G3 Trust and three new trustees were appointed, none of whom is deemed to beneficially own any of the securities held by the Carlin G3 Trust. Because Mr. Carlin no longer has voting or dispositive power with respect to the shares of Class V Common Stock held of record by the Carlin G3 Trust, he is therefore no longer deemed to have beneficial ownership of the securities held by the Carlin G3 Trust. Therefore, the Carlin G3 Trust is no longer included as a reporting person in this Schedule 13D.
(2)	Represents 258,906 shares of Class V Common Stock held of record by Rush Street Interactive GP, LLC (“RSI GP”), for which Mr. Carlin may be deemed to be a beneficial owner.
(3)	Based on information provided by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the SEC on March 2, 2022, the Issuer reported 65,114,375 shares of Class A Common Stock and 155,955,584 shares of Class V Common Stock outstanding on March 1, 2023. The Class V Common Stock (together with an equal number of corresponding RSI Units) are convertible into an equivalent number of shares of Class A Common Stock, and, prior to such exchange, the Class V Common Stock votes together with the Class A Common Stock on all matters and accordingly provides as-converted voting rights to holders of RSI Units. In accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to assume conversion of all of such person’s shares of Class V Common Stock and RSI Units (and disregard Class V Common Stock held by other persons, notwithstanding their current voting rights), the Reporting Person would be deemed to beneficially own approximately 24.09% of the outstanding shares of Class A Common Stock, provided that, 7.10% would nevertheless represent the Reporting Person’s actual economic and voting interest in the Issuer.

CUSIP No. 233253 103	Schedule 13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS Greg and Marcy Carlin Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,534,096 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,534,096 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,534,096 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.51% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Mr. Carlin, as a trustee of the Greg and Marcy Carlin Family Trust, may be deemed to be the beneficial owner of securities held by the Greg and Marcy Carlin Family Trust.
(2)	Based on information provided by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the SEC on March 2, 2023, the Issuer reported 65,114,375 shares of Class A Common Stock and 155,955,584 shares of Class V Common Stock outstanding on March 1, 2023. The Class V Common Stock (together with an equal number of corresponding RSI Units) are convertible into an equivalent number of shares of Class A Common Stock, and, prior to such exchange, the Class V Common Stock votes together with the Class A Common Stock on all matters and accordingly provides as-converted voting rights to holders of RSI Units. In accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to assume conversion of all of such person’s shares of Class V Common Stock and RSI Units (and disregard Class V Common Stock held by other persons, notwithstanding their current voting rights), the Reporting Person would be deemed to beneficially own approximately 8.50% of the outstanding shares of Class A Common Stock, provided that, 2.50% would nevertheless represent the Reporting Person’s actual economic and voting interest in the Issuer.

CUSIP No. 233253 103	Schedule 13D	Page 4 of 6

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the Class A Common Stock of Rush Street Interactive, Inc. (the “Issuer”). This Amendment No. 3 amends and supplements, as set forth below, the Schedule 13D filed with the SEC by certain of the Reporting Persons with respect to the Issuer on January 8, 2021; the Amendment No. 1 to Schedule 13D filed on December 30, 2021; and Amendment No. 2 to Schedule 13D filed on August 3, 2022 (collectively, this “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in this Schedule 13D. This Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein. The Reporting Persons are filing this Amendment No. 3 to report (i) certain sales transactions by the Reporting Persons, (ii) the change in beneficial ownership associated with Mr. Carlin’s resignation as trustee of the Carlin G3 Trust and the appointment of three new trustees, none of whom is deemed to beneficially own any of the securities held by the Carlin G3 Trust, and (iii) the termination of a voting agreement. Each capitalized term used but not defined herein has the meaning ascribed to such term in this Schedule 13D.

Item 2. Identity and Background

Item 2 of this Schedule 13D is hereby amended and supplemented as follows:

Effective as of March 2, 2023, that certain Voting Agreement, dated as of December 24, 2020 (the “Voting Agreement”) to which Mr. Carlin, the Greg and Marcy Carlin Family Trust and the Carlin G3 Trust were parties, was terminated by mutual agreement of all parties. Upon such termination, all obligations of Mr. Carlin, the Greg and Marcy Carlin Family Trust and the Carlin G3 Trust under the Voting Agreement were terminated and are no longer of any force or effect.

Due to Mr. Carlin’s resignation as trustee of Carlin G3 Trust effective March 3, 2023 and the appointment of three new trustees, Mr. Carlin is no longer deemed to have beneficial ownership of the securities held by the Carlin G3 Trust and the Carlin G3 Trust is no longer a Reporting Person to this Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Original 13D are each hereby amended and restated in their entirety as follows:

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 65,114,375 shares of Class A Common Stock and 155,955,584 shares of Class V Common Stock reported by the Issuer as outstanding on March 1, 2023, based on information provided by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the SEC on March 2, 2023. Class A Common Stock and Class V Common Stock vote together on all matters as a single class, including on the election of directors to the Issuer’s board.

The aggregate number of shares of Class V Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Mr. Carlin is the direct beneficial owner of 1,354,402 shares of Class A Common Stock and 14,073,639 shares of Class V Common Stock.

The Greg and Marcy Carlin Family Trust is the direct beneficial owner of 575,090 shares of Class A Common Stock and 4,959,006 shares of Class V Common Stock. Mr. Carlin is a trustee of the Greg and Marcy Carlin Family Trust.

CUSIP No. 233253 103	Schedule 13D	Page 5 of 6

RSI GP is the direct beneficial owner of 1,362,663 shares of Class V Common Stock. Mr. Carlin is no longer a member of the board of managers of RSI GP. Mr. Carlin owns 19% of the units of RSI GP and may be deemed to possess indirect beneficial ownership of the shares of Class V Common Stock held by RSI GP. Mr. Carlin disclaims beneficial ownership of the securities held by RSI GP, except to the extent of his proportionate ownership and pecuniary interest in such securities. The share ownership reported for the Reporting Persons does not include any shares of Class V Common Stock owned by the Other Stockholders (other than shares held by RSI GP reflecting Mr. Carlin’s proportionate pecuniary interest and indirect beneficial ownership in such securities), and each of the Reporting Persons disclaims beneficial ownership of any shares of Class V Common Stock owned by the Other Stockholders (other than shares held by RSI GP reflecting Mr. Carlin’s proportionate pecuniary interest and indirect beneficial ownership in such securities).

(c) See Exhibit 14 for information on transactions by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The parties to the Voting Agreement mutually agreed to (i) waive the requirement to provide 30-days’ prior written notice of termination and (ii) terminate the Voting Agreement and all obligations thereunder pursuant to a Termination Agreement, dated as March 2, 2023, a copy of which is attached hereto as Exhibit 15 hereto.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original 13D is hereby amended and supplemented as follows:

Exhibit 14	Schedule of Transactions, in response to Item 5(c)

Exhibit 15	Termination Agreement, dated as of March 2, 2023, by and among Neil G. Bluhm, the NGB 2013 Grandchildren’s Dynasty Trust, Gregory A. Carlin, the Greg and Marcy Carlin Family Trust and the Carlin G3 Trust

CUSIP No. 233253 103	Schedule 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

/s/ Gregory A. Carlin
Gregory A. Carlin

GREG AND MARCY CARLIN FAMILY TRUST

By:	/s/ Gregory A. Carlin
Name:	Gregory A. Carlin, Trustee

CARLIN G3 TRUST

By:	/s/ Daniel Amdur
Name:	Daniel Amdur, Trustee